Cletha A. Walstrand

Attorney at Law

8 East Broadway, Suite 609

Salt Lake City, UT 84111

Office: 801-363-0890     Fax: 801-363-8512

cwalstrand@networld.com

August 29, 2005

Brian K. Bhandari

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Re:

T Bay Holdings, Inc.

File No. 033-37099-S

Dear Mr. Bhandari:

T-Bay Holdings, Inc. (the “Company”), has received your comment letter dated August 24, 2005, (“comment letter”) pertaining to the Form 8-K filed August 18, 2005 and in particular regarding Item 4.01.

We have amended the Form 8-K, Item 4.01 in response to your comments numbered 1 through 4.  In addition the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Further the Company acknowledges it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

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